Exhibit 21.1

Subsidiaries of 1847 GOEDEKER INC.

Name of Subsidiary	Jurisdiction of Organization
Appliances Connection Inc.	Delaware
1 Stop Electronics Center, Inc.	New York
Gold Coast Appliances, Inc.	New York
Superior Deals Inc.	New York
Joe’s Appliances LLC	New York
YF Logistics LLC	New Jersey
AC Gallery Inc.	Delaware